UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         FEDERAL REALTY INVESTMENT TRUST
                ------------------------------------------------
                  (Name of issuer as specified in its Charter)

                      Common Shares of Beneficial Interest,
                             No Par or Stated Value
                ------------------------------------------------
                         (Title of class of securities)


                                   313747 206
                                   ----------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
                ------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 24, 1996
                ------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 8 Pages)

====================
CUSIP No. 313747 206
====================

- --------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON

     Stichting Pensioenfonds ABP

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
- --------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) |_|

                                                                       (b) |_|

- --------------------------------------------------------------------------------
  3  SEC USE ONLY

- --------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*   00

- --------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        |_|

- --------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION       The Kingdom of the Netherlands

- --------------------------------------------------------------------------------

    NUMBER OF      7     SOLE VOTING POWER                         2,308,982
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY       8     SHARED VOTING POWER                              --
      EACH       ---------------------------------------------------------------
    REPORTING      9     SOLE DISPOSITIVE POWER                    2,308,982
     PERSON      ---------------------------------------------------------------
      WITH        10     SHARED DISPOSITIVE POWER                    235,300

- --------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,544,282
- --------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       |_|
- --------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.5%

- --------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*                   EP

- --------------------------------------------------------------------------------



                               (Page 2 of 8 Pages)

Item 1.   Security and Issuer.

                  This statement relates to the Common Shares of Beneficial Interest, no par value (the "Common Shares"), of Federal Realty Investment Trust (the "Issuer"). The Issuer is incorporated in the District of Columbia and has its principal executive offices located at 4800 Hampden Lane, Suite 500, Bethesda, Maryland 20814.

Item 2.   Identity and Background.

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; postbus 2889, 6401 DL Heerlen, The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                     PRINCIPAL
NAME                 OCCUPATION              CITIZENSHIP        BUSINESS ADDRESS
- ----                 ----------              -----------        ----------------

J. Kleiterp          Executive Chairman      The Netherlands    Bestuur Abp
                     of the Board of                            P.O. Box 30909
                     Trustees of the Fund                       2500 GX 's-GRAVENHAGE

H.J. Albersen        Trustee of the Fund     The Netherlands    CMHF
                                                                P.O. box 80204
                                                                2508 AM 's-GRAVENHAGE

E.J. Anneveld        Trustee of the Fund     The Netherlands    C.F.O.
                                                                P.O. box 84501
                                                                2508 AM 's-GRAVENHAGE

W. Drees             Trustee of the Fund     The Netherlands    Wieringenmeen 36
                                                                3844 NA HARDERWIJK

P.H. Holthuis        Trustee of the Fund     The Netherlands    Ministerie van O&W/ BR/DG
                                                                P.O. box 25000
                                                                2700 LZ ZOETERMEER

L. Koopmans          Trustee of the Fund     The Netherlands    Lange Voorhout 86, app. 24
                                                                2514 EJ DEN HAAG

R. van Leeuwen       Trustee of the Fund     The Netherlands    ABOP
                                                                Herengracht 54
                                                                1015 BN AMSTERDAM

C.L.J. V. Overbeek   Trustee of the Fund     The Netherlands    Katholieke Onderwijs
                                                                Vakorganisatie
                                                                Verrijn Stuartlaan 36
                                                                2280 EL RIJSWIJK


                               (Page 3 of 8 Pages)

                     PRINCIPAL
NAME                 OCCUPATION              CITIZENSHIP        BUSINESS ADDRESS
- ----                 ----------              -----------        ----------------

A.C. van Pelt        Trustee of the Fund     The Netherlands    Ned. Gennootschap van
                                                                Leraren
                                                                P.O. box 407
                                                                3300 AK DORDRECHT

D.M. Sluimers        Trustee of the Fund     The Netherlands    Ministerie van Financien
                                                                Casuariestraat 32
                                                                2511 VB 's-GRAVENHAGE

A.F.P.M. Scherf      Trustee of the Fund     The Netherlands    Icaruslaan 20
                                                                5631 LD EINDHOVEN

X.J. den Uyl         First Deputy Chairman   The Netherlands    Linnaeuslaan 14
                     of the Fund                                2012 PP HAARLEM

J.W.E. Neervens      Executive Chairman of   The Netherlands    ABP
                     the Board of Directors                     Oude Lindestraat 70
                     of the Fund                                6411 EJ HEERlen

P.J. Bezemer         Member of the Board of  The Netherlands    ABP
                     Directors of the Fund                      Oude Lindestraat 70
                                                                6411 EJ HEERLEN

J.M.G. Frijns        Member of the Board of  The Netherlands    APB
                     Directors of the Fund                      Oude Llindestraat 70
                                                                6411 EJ HEERLEN



                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.





                               (Page 4 of 8 Pages)

Item 3.   Source and Amount of Funds or Other Consideration.

                  On May 24, 1996, the Fund acquired 1,818,182 Common Shares in a private placement transaction for a purchase price of U.S. $22.0 per share, raising the number of Common Shares beneficially owned by the Fund to 2,544,282 (approximately 7.5% of aggregate number of shares outstanding) and requiring the Fund to file this statement on Schedule 13D.

                  The funds for the foregoing purchase of Common Shares by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.


Item 4.   Purpose of Transaction.

                  The Fund has acquired the Common Shares in a private placement transaction for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Shares currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.



                               (Page 5 of 8 Pages)

Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) As of the date hereof, the Fund beneficially owns and has the sole power to vote and dispose of 2,308,982 Common Shares and has the shared power to dispose of 235,300 Common Shares, which are held by the Fund in two separate securities accounts with ABN AMRO BANK N.V. managed by Cohen & Steers Capital Management Inc., and ABKB/LaSalle Securities, respectively. Based on information provided by the Issuer to the Fund on May 24, 1996, such shares constitute approximately 7.5% of the outstanding Common Shares. To the knowledge of the Fund, no Common Shares are beneficially owned by any director or executive officer listed under Item 2 above.

                  (c) The Fund has effected the following open market purchases of the Common Shares during the past 60 days:

            DATE OF                   DATE OF                   NUMBER OF
            PURCHASE                  PURCHASE               SHARES PURCHASED
            --------                  --------               ----------------


            4/4/96                         300                   $21.96
            4/10/96                        100                    21.43
            4/12/96                     16,000                    20.63
            4/12/96                    200,000                    21.63
            4/15/96                        100                    21.05
            4/16/96                        500                    21.27
            4/17/96                        400                    21.56
            4/18/96                        100                    21.55
            4/18/96                        500                    21.55
            4/19/96                        100                    21.68
            4/22/96                      1,100                    21.50
            4/23/96                        200                    21.81
            4/30/95                        200                    21.91
            5/2/96                         200                    21.81
            5/06/96                        900                    21.75
            5/07/96                      3,000                    21.75
            5/08/96                      2,500                    21.63
            5/09/96                      2,500                    21.63
            5/10/96                      4,000                    21.50
            5/13/96                        700                    21.38
            5/14/96                      1,500                    21.63
            5/14/96                        300                    22.43
            5/15/96                      1,000                    21.69
            5/17/96                        600                    21.43
            5/21/96                        400                    21.18
            5/23/96                      2,000                    21.75
            5/24/96                  1,818,182                    22.00



                               (Page 6 of 8 Pages)

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Shares beneficially owned by the Fund.

                  (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits.

                  None.



                               (Page 7 of 8 Pages)

                                    Signature
                                    ---------



                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 1996                       STICHTING PENSIOENFONDS ABP




                                           By s/s J. Mensonides
                                              ---------------------------------
                                              Name:  J. Mensonides
                                              Title:   Managing Director
                                                       Equity Investments



                                           By s/s P.A.W.M. Spijkers
                                              ---------------------------------
                                              Name:  P.A.W.M. Spijkers
                                              Title:   Managing Director
                                                       Fixed Income Investments



                               (Page 8 of 8 Pages)